Filed by Citigroup Inc. pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c) and
deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Citigroup Inc.
Registration No. 333-158100

Citigroup Inc.

399 Park Avenue

New York, NY 10043

July 20, 2009

Dear Holder of Public Preferred Depositary Shares or Trust Preferred Securities:

Enclosed is a final copy of the prospectus relating to our previously announced Exchange Offers. We are sending this prospectus to you today because the Securities and Exchange Commission recently declared effective the registration statement that includes the final prospectus. The enclosed prospectus includes updated information about the market prices of Citigroup’s securities and information regarding modifications to the declarations of trust governing our trust preferred securities and incorporates by reference recent filings made by Citigroup with the Securities and Exchange Commission. There have been no changes to the terms of the Exchange Offers described in our June 18, 2009 preliminary prospectus that we previously mailed to you.

If you have already tendered your Public Preferred Depositary Shares or Trust Preferred Securities, you do not need to take any action at this time. If you have not yet tendered your Public Preferred Depositary Shares or Trust Preferred Securities, we encourage you to promptly contact your bank, broker, custodian or other nominee to instruct them to tender your Public Preferred Depositary Shares or Trust Preferred Securities on your behalf prior to the expiration date for the Exchange Offers.

If you have any questions regarding the Exchange Offers, please contact our Information Agent for the Exchange Offers, Morrow & Co., LLC (banks and brokerage firms, please call (203) 658-9400; holders, please call toll free (800) 445-0102).

Thank you for your support of Citigroup.

Sincerely,

Richard D. Parsons

Chairman of the Board

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Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through its two operating units, Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.

In connection with the exchange offers, Citi has filed a Registration Statement on Form S-4 that contains a final prospectus and related exchange offer materials with the Securities and Exchange Commission (the “SEC”) on July 17, 2009. Citi has mailed a preliminary prospectus, and is mailing a final prospectus with this letter, to the holders of its series of convertible and non-convertible public preferred stock and TRUPS and E-TRUPS that may be eligible to participate in the exchange offer. Holders of these series of preferred stock, TRUPS and E- TRUPS are urged to read the prospectus and related exchange offer materials because they contain important information.

In connection with the solicitation of proxies for the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock, Citi has filed definitive proxy statements with the SEC. The definitive proxy statements and accompanying proxy cards and voting materials have been mailed to security holders of Citi. Investors and security holders of Citi are urged to read the proxy statements and other relevant materials because they contain important information.

Citi and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock. Information regarding Citi’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 19, 2009. The proxy statements contain additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise.